

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Main Street 2nd Floor
(No. and Street)

Bridgeport (City) CT (State) 06604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
14

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Stamford Square (Address) 3001 Summer Street (City) Stamford CT (State) 06905 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. McElwee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title



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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Financial Statements and Supplementary Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Table of Contents

	Page
Financial Statements	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	
Schedule 1 – Computation of Net Capital Under Rule 15c3-1	12
Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3	13
Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3	14

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents (note 3)	$	9,652,707
Cash segregated under federal regulations (note 3)		501,976
Securities segregated under federal regulations, at fair value (note 3)		8,002,460
Securities, at fair value (note 4)		299,883
Receivables from customers (note 6)		15,227,045
Receivables from clearing organizations		1,121,115
Commission and fees receivable		2,762,328
Other assets		452,533
Total assets	$	38,020,047
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to customers (note 6)	$	18,059,227
Due to People's United Bank		3,706,638
Other liabilities		190,708
Total liabilities		21,956,573
Stockholder's equity (notes 1 and 8):		
Common stock without par value; authorized 5,000 shares; issued and outstanding 100 shares		500,000
Additional paid-in capital		8,073,714
Retained earnings		7,489,760
Total stockholder's equity		16,063,474
Total liabilities and stockholder's equity	$	38,020,047

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Statement of Income

Year ended December 31, 2014

Revenues:		
Brokerage commissions	$	13,589,262
Investment management fees		6,750,369
Insurance revenue		1,391,533
Interest income on receivables from customers (note 6)		639,860
Interest and dividend income on securities and cash equivalents		29,167
Net unrealized and realized losses on securities		8,586
Other		637,230
Total revenues		23,046,007
Expenses (note 7):		
Compensation and benefits		14,317,126
Data processing		1,492,751
Occupancy		599,402
Regulatory		508,335
Communications		391,697
Transaction clearing		293,575
Depreciation		168,269
Advertising and promotion		85,363
Stationery, printing and postage		68,796
Interest expense on payables to customers (note 6)		8,781
Other		1,065,578
Total expenses		18,999,673
Income before income tax expense		4,046,334
Income tax expense (note 7)		1,447,889
Net income	$	2,598,445

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2013 (note 1)	$ 500,000	$ 7,918,309	$ 11,891,315	20,309,624
Net income	-	-	2,598,445	2,598,445
Liabilities assumed by People's United Bank (note 8)	-	155,405	-	155,405
Cash dividends (note 7)	-	-	(7,000,000)	(7,000,000)
Balance at December 31, 2014	$ 500,000	$ 8,073,714	$ 7,489,760	16,063,474

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	2,598,445
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in cash segregated under federal regulations		(398,832)
Net change in securities segregated under federal regulations		(6,141)
Net change in securities, at fair value		819
Net change in receivables from customers		(1,906,485)
Net change in receivables from clearing organization		(29,753)
Net change in payables to customers		2,185,991
Net change in due to People's United Bank		(73,225)
Changes in other assets and other liabilities, net		175,121
Stock-based compensation expense		155,405
Net cash provided by operating activities		2,701,345
Cash flows from financing activities		
Cash Dividends paid		(7,000,000)
Net cash used in financing activities		(7,000,000)
Net decrease in cash and cash equivalents		(4,298,655)
Cash and cash equivalents at beginning of year		13,951,362
Cash and cash equivalents at end of year	$	9,652,707
Supplemental information:		
Interest payments	$	8,781
Payments to People's United Financial, Inc. in lieu of income taxes		1,447,889
Non-cash financing activities:		
Liabilities assumed by People's United Bank	$	155,405

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly owned subsidiary of People's United Bank (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United branch network consisting of approximately 412 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

(c) Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value. Unrealized gains and losses are included as revenue in the Statement of Income.

(d) Brokerage Commissions

The Company recognizes transactional commission revenues and expenses on a trade-date basis. Mutual fund and annuity trailers fees are earned over the period that the balance is managed by the third party mutual fund company and insurance carrier. This revenue is accrued at period end based on the estimated assets held at the third party mutual fund company and insurance carrier.

(e) Investment management fees

We recognize investment management fees as earned over the period in which services are rendered. The majority of investment management fees earned from customers and separate accounts are charged monthly or quarterly based upon the average of net assets under management in accordance with such investment management agreements.

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $501,976 in cash and $8,002,460 in securities (at fair value) at December 31, 2014. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2014 are as follows:

Money market mutual funds	$	7,274,732
Cash balances at a third-party financial institution		2,000,000
Cash balances at People's United		377,975
Total cash and cash equivalents	$	9,652,707

(4) Securities, at Fair Value

At December 31, 2014, securities (other than those segregated under federal regulations) consisted of U.S. Treasury Notes with a fair value of $299,883.

(5) Fair Value Measurements

Accounting standards related to fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date. (such as active exchange-traded equity securities and certain U.S. and government agency debt securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:
  - quoted prices for similar assets or liabilities in active markets (such as U.S. agency);
  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

- other inputs that (i) are observable for substantially the full term of the asset or liability (e.g. interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

At December 31, 2014, all of the Company's securities and cash equivalents are reported at fair value. There were no other assets and no liabilities measured at fair value at December 31, 2014.

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2014:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
Securities (U.S. Treasury notes)	$ 8,302,343	-	-	$ 8,302,343
Money market mutual funds	7,274,732	-	-	7,274,732
Total	$ 15,577,075	-	-	$ 15,577,075

(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash on customer deposits, respectively, and generally represent interest-bearing balances. Interest rates on receivables are set between 2.0% and 5.0% over the current broker call rate of 2.00%. Interest rates on payables are

currently at 5 basis points. Receivables are collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(7) Inter-Company Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

During 2014, People's United allocated the following expenses to the Company:

Compensation and benefits	$	14,317,126
Data processing		1,492,751
Income tax expense		1,447,889
Occupancy		599,402
Other		1,881,990
Total allocated expenses	$	19,739,158

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2010. The amount of total consolidated unrecognized income tax benefits is not expected to change significantly within the next twelve months.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

For 2014, income tax expense of $1,447,889 was allocated to the Company using a combined federal and state tax rate of approximately 35.62%. At December 31, 2014, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

During 2014, the Company paid special cash dividends totaling $7,000,000 to People's United.

(8) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. During 2014, People's United allocated stock-based compensation expense of $155,405 to the Company as an inter-company charge. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital and a charge to compensation expense.

(9) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2014 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $12,435,190, which was approximately 88.2% of aggregate debit balances and $12,153,333 in excess of its required net capital.

(10) Commitments & Contingencies

As of February 27, 2015 The Company has no arbitrations, lawsuits or other contingencies pending.

Schedule 1

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Computation of Net Capital Under Rule 15c3-1

December 31, 2014

Net capital, as defined:		
Total stockholder's equity	$	16,063,474
Less non-allowable assets:		
Accrued income receivable		2,583,123
Prepaid assets		284,851
Unsecured customer receivables		28,148
Other nonallowable assets		155,919
Total deductions and/or charges		3,052,041
Net capital before haircuts on securities positions		13,011,433
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-1(f))		576,243
Net capital		12,435,190
Computation of alternative net capital requirement:		
The greater of (i) \$250,000 or (ii) \$281,857, representing 2% of aggregate debit items of \$14,092,847 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation		281,857
Excess net capital	$	12,153,333
Net capital in excess of:		
4% of aggregate debit items	$	11,871,476
5% of aggregate debit items		11,730,548

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2014 filed on January 26, 2015.

See accompanying report of independent registered public accounting firm.

Schedule 2

PEOPLE'S SECURITIES, INC.

(A Wholly Owned Subsidiary of People's United Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2014

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	18,058,070
Other		94,467
Total credit balances	$	18,152,537
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	13,681,732
Receivables from clearing organization		411,115
Total debit balances		14,092,847
Less 3% of aggregate debit items		(422,785)
Total debit balances	$	13,670,062
Reserve computation:		
Excess of total credits over total debits	$	4,482,475
Amount held on deposit in reserve bank accounts including qualified securities		8,504,436
Excess per this calculation	$	4,021,961

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2014 filed on January 26, 2015.

See accompanying report of independent registered public accounting firm.

Schedule 3

PEOPLE'S SECURITIES, INC.
(A Wholly Owned Subsidiary of People's United Bank)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2014

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3)	$	-
Number of items		
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
Number of items		

See accompanying report of independent registered public accounting firm.

FINANCIAL STATEMENT – December 31, 2014

Statement of Condition

Assets	
Cash and cash equivalents (note 3)	$9,652,707
Cash segregated under federal regulations (note 3)	501,976
Securities segregated under federal regulations, at fair value (note 3)	8,002,460
Securities, at fair value	299,883
Receivables from customers (note 4)	15,227,045
Receivables from clearing organization	1,121,115
Other assets	3,214,861
Total Assets	**$38,020,047**

Liabilities and Stockholder's Equity

Liabilities	
Payables to customers (note 4)	$18,059,227
Due to People's United Bank	3,706,638
Other liabilities	190,708
Total Liabilities	**21,956,573**
Stockholder's equity (notes 1 & 5)	
Common stock*	500,000
Additional paid-in capital	8,073,714
Retained earnings	7,489,760
Total Stockholder's Equity	**16,063,474**
Total Liabilities and Stockholder's Equity	**$38,020,047**

See accompanying notes to financial statement.

*Without par value; 5,000 shares authorized; 100 shares issued and outstanding.

Notes to Financial Statement

1. **Organization and Nature of Business**
People's Securities, Inc. (the "Company") is a brokerage firm and a wholly-owned subsidiary of People's United Bank ("People's United"). The Company is a member of the Financial Industry Regulatory Authority, is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment adviser with the Securities and Exchange Commission (the "SEC").

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United branch network consisting of approximately 412 branches located throughout New England and southeastern New York. .

In July 2014, the Company paid a special cash dividend of $7,000,000 to People's United.

2. **Summary of Significant Accounting Policies**
Basis of Financial Statement Presentation
The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, a statement of condition for December 31, 2014 and related notes were filed with the Securities and Exchange Commission together with the Company's annual audit report. This report is available for examination and copying at the Company's Bridgeport, Connecticut office and at the Washington D.C. and Boston, Massachusetts offices of the Securities and Exchange Commission.

People's Securities, Inc.

A subsidiary of People's United Bank

Notes to Financial Statement
(Continued)

Securities, at Fair Value

All of the Company's securities at December 31, 2014, including securities segregated under federal regulations, are reported at fair value, with unrealized gains and losses included as revenue in the statement of income. The fair values of securities are based principally on market prices and dealer quotes.

Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by People's United Financial, Inc.; the parent company of People's United. Pursuant to a tax sharing arrangement, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes.

3. Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $501,976 in cash and $8,002,460 in securities (at fair value) at December 31, 2014.

Additional funds are invested daily in cash management accounts administered by People's United and others which are reinvested daily in money market mutual funds.

4. Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

5. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-1, the Company has elected to compute its net capital requirement at December 31, 2014 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014 the Company had net capital of $12,435,190, which was approximately 88% of aggregate debit balances and $12,153,333 in excess of its required net capital.

800-392-3009
P.O. Box 31
Bridgeport, Connecticut 06601-0031



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Board of Directors
People's Securities Inc.:

We have audited the accompanying statement of financial condition of People's Securities Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of People's Securities Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2015

People's Securities, Inc.®

A subsidiary of People's United Bank®

Peoples Securities, Inc. 2014 Year End Compliance Report

People's Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states to the best of its knowledge and belief as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.
2) The Company's Internal Control Over Compliance was effective during the period from June 1, 2014 to December 31, 2014;
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.




Bruce T. McElwee
Vice President
Chief Financial Officer

Date




Dennis P. Beirne
First Vice President
Chief Operating Officer & Chief Compliance Officer

Date




Michael E. Harkins
President
Chief Executive Officer

Date

People's Securities, Inc.

A subsidiary of **People's United Bank**

Notice pursuant to Rule 17a-5 (f) (2) of the
Securities and Exchange Commission

The following information is provided in accordance with SEC Rule 17a-5 (f) (2):

1): Broker / Dealer identification:

Name: People's Securities, Inc.

Address: 850 Main Street 2nd Floor
Bridgeport, CT. 06601-0031

Telephone: (203) 338-4929

SEC File No.: 8-29667

Firm ID No.: 013704

2): Accounting Firm identification:

Name: KPMG LLP

Address: Stamford Square
3001 Summer Street
Stamford, CT 06905

Telephone (203) 356-9800

3): The audit agreement with KPMG LLP is a continuing agreement and for successive annual audits which covers the year ended December 31, 2014 and subsequent periods.



Bruce T. McElwee
Treasurer